Exhibit 12.01

PUBLIC SERVICE CO. OF COLORADO AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2014	2013	2012	2011	2010
Earnings, as defined:
Pretax income	$698,779	$704,123	$690,620	$625,164	$628,901
Add: Fixed charges	232,832	232,539	254,443	253,867	233,604
Total earnings, as defined	$931,611	$936,662	$945,063	$879,031	$862,505
Fixed charges, as defined:
Interest charges	$171,881	$173,602	$188,094	$186,885	$171,945
Interest charges on life insurance policy borrowings	214	245	310	332	372
Interest component of leases	60,737	58,692	66,039	66,650	61,287
Total fixed charges, as defined	$232,832	$232,539	$254,443	$253,867	$233,604
Ratio of earnings to fixed charges	4.0	4.0	3.7	3.5	3.7